UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number: 333-139944-01

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Holmes Master Issuer plc

(Issuing Entity)

Holmes Funding Limited

(Exact Name of Depositor as Specified in its Charter)

Abbey National plc

(Exact Name of Sponsor as Specified in its Charter)

Holmes Master Issuer plc

Full Name of Registrant

None

Former Name if Applicable

Abbey National House, 2 Triton Square, Regent’s Place

Address of Principal Executive Office (Street and Number)

London NW1 3AN, United Kingdom

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

While applying new and improved valuation data obtained by Abbey National plc (servicer for the issuing entity) on the loans in the issuing entity’s portfolio in the preparation of the issuing entity’s investor report on Form 10-D for the monthly distribution period ended February 2009, it was identified that indexation was not applied in the calculation of the weighted average indexed LTV for the investor reports previously filed on Form 10-D for the period beginning September 2008 to January 2009. Revised values based on the previous valuation data and the improved valuation data obtained by Abbey National plc will be published upon completion of the review process. This review has consequently delayed the publication of the monthly investor report for the distribution period ended February 2009. It is expected that the revised weighted average indexed LTV for January 2009, based on the improved valuation data, will not be materially different from the value published in the monthly investor report for the distribution period ended January 2009.

This Form 12b-25 amends and replaces the Form 12b-25 filed by the issuing entity on March 3, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jessica Petrie	N/a	+44 (0)20 7612 4000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Holmes Master Issuer plc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 3, 2009	By: /s/ Jessica Petrie
Jessica Petrie
Authorised Signatory
Holmes Funding Limited, as depositor